THORNHILL SECURITIES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2015

	Common stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances at January 31, 2015	87,962	$ 880	$ 837,710	$ (410,091)	$ 428,498
Issuances of common stock	114,465	1,145	528,855	-	530,000
Net loss	-	-	-	(520,260)	(520,260)
Balances at December 31, 2015	$ 202,427	$ 2,024	$ 1,366,565	$ (930,351)	$ 438,238

See notes to the financial statements and report of independent registered public accounting firm.